Exhibit 107

EX-Filing Fees

Calculation of Filing Fee Tables

SC TO-I

(Form Type)

BlackRock Private Credit Fund

(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Value

	Transaction Value	Fee Rate	Amount of Filing Fee

Fees to Be Paid	$9,689,387(1)	0.00014760	$1,430(2)

Fees Previously Paid

Total Transaction Value	$9,689,387(1)

Total Fees Due for Filing			$1,430(2)

Total Fees Previously Paid

Total Fee Offsets

Net Fee Due			$1,430(2)

(1)	Calculated as the aggregate maximum purchase price based upon the net asset value per share as of August 31, 2023 of $24.85 and the offer to purchase up to 389,915 shares.
(2)

Calculated at $147.60 per $1,000,000 of the Transaction Value in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Rate Advisory No. 1 for fiscal year 2024.